November 8, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 20, 2017

CIK No. 0001712807

Dear Ms. Woo:

By letter dated October 5, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted on September 20, 2017 (the “Registration Statement”) by PagSeguro Digital Ltd. (the “Company”). We are writing to respond on behalf of the Company to the comments of the Staff and to indicate changes that have been made in the Registration Statement as a result of those comments.

All page numbers below refer to the revised draft registration statement that is being confidentially submitted today (the “Revised Registration Statement”). In addition to the changes made to the Registration Statement and audited financial statements as a result of the Staff’s comments, the Revised Registration Statement also includes the Company’s unaudited financial statements at September 30, 2017 and for the nine months ended September 30, 2017 and 2016, as well as other ordinary course updates. We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as one unmarked copy.

Jan Woo

United States Securities and Exchange Commission

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to them in the Revised Registration Statement.

Overview, page 1

1.	You disclose that your total payment volume totaled R$14.2 billion in the first six months of 2017. Please provide your definition of total payment volume in the filing.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and has revised the definition of TPV included on page v of the Revised Registration Statement as follows:

““TPV” means total payment volume, being the value of payments successfully processed through our end-to-end digital ecosystem, net of payment reversals.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil

Results of Operations in the Six Months Ended June 30, 2017 and 2016

Net revenue from sales and services, page 90

2.	You disclose that gross revenue from transaction activities and other services increased 129.6% in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, and that the increase was principally due to an increase in TPV during the period. Your disclosure on page 69 indicates that TPV increased 153% during this period. Revise your disclosures to describe the factors that caused revenue to increase by a lesser percentage than the increase in TPV. To the extent this is due to a continued change in mix of debit cards used rather than credit cards, please explain any significant factors contributing to this trend. We refer you to Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Jan Woo

United States Securities and Exchange Commission

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has addressed the substance of the Staff’s comment in the following paragraph in the discussion of its results of operations for the nine months ended September 30, 2017 and 2016, included on page 90 of the Revised Registration Statement as follows:

“Our Gross revenue from transaction activities and other services in the nine months ended September 30, 2017 amounted to R$899.4 million, an increase of R$536.9 million, or 148.1%, from R$362.5 million in the nine months ended September 30, 2016. This increase was due to the increase in our TPV during the period. Our Gross revenue from transaction activities and other services during the period increased by a lesser percentage than our TPV, however, which increased to R$24.8 billion from R$9.3 billion in the first nine months of 2016. This difference in the rate of growth was principally due to the higher proportion of debit card transactions in our TPV in the first nine months of 2017 as compared to the first nine months of 2016, driven by the fact that in December 2016 we established a new partnership with Elo, a Brazilian card scheme whose business is heavily weighted toward debit cards. Our TPV for the first nine months of 2017 therefore included this additional debit card TPV that we did not have in the first nine months of 2016; and debit cards generate lower MDR than credit card transactions.”

Consolidated Financial Statements of PagSeguro Internet S.A. at December 31, 2016, 2015 and 2014

Consolidated Statements of Income, page F-33

3.	Your response to prior comment 20 states that you believe that income from early payment is not part of your ordinary activities, but rather is akin to financing activity since this income is separate from the intermediation transactions which represent your primary operating activity. Please further clarify why this income is not part of your ordinary operating activities when it represents a significant percentage of your total revenues, and without this revenue you generate significant operating losses. Also, your disclosures throughout the filing indicate that these transactions are important to your operations and future income generation. As part of your response, tell us the percentage of your customers that elect to receive early payment.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that its financial income relates only to the “early payment of receivables” service provided to merchants who choose to offer consumers the option of making credit card purchases in installments.

Jan Woo

United States Securities and Exchange Commission

As described on page 125 of the Revised Registration Statement, in the Brazilian market consumers expect merchants to allow them to choose at the point of purchase to have the amount of a credit card transaction split into several payments, which are only charged to the consumer’s credit card account in monthly installments. This is different from the U.S. model, where the entire amount of the consumer transaction is always charged to the credit card account in the current billing cycle, and the cardholder may then choose to pay off the credit card bill in installments.

As an example of the Brazilian installment model, the consumer may spend R$100 on the credit card but choose to have the purchase price split into ten installments of R$10 each. These ten installments of R$10 are charged to the consumer’s credit card account over the next ten months. The credit card issuer treats this transaction as ten distinct transactions of R$10, and the merchant only receives revenues of R$10 per month (less the regular MDR fee) in the respective ten monthly billing cycles.

When they offer this installment option, therefore, merchants in Brazil bear the working capital cost of the installments and can face cash flow restraints. To address these constraints, all major acquiring processors operating in Brazil, including PagSeguro Brazil, offer merchants an “early payment of receivables” service, under which the acquiring processor pays the receivables relating to the future monthly installments to the merchant up-front in a lump sum, i.e., in the billing cycle when the transaction occurred. In return for this service, the acquiring processor charges a financing fee calculated on the basis of a monthly discount rate, which is withheld from the lump sum amount of the future installments when paid to the merchant. This service is highly common in the Brazilian payments industry, and the Company respectfully informs the Staff that credit card purchases made in installments represented approximately 34% of the Company’s TPV in the nine months ended September 30, 2017. Approximately 99% of the Company’s merchant clients who accept credit card purchases in installments have signed up for the “early payment of receivables” service due to the working capital and cash flow advantages offered by this service, discussed above.

As disclosed on pages 124-125 of the Revised Registration Statement, this “early payment of receivables” service is separate from the Company’s core transaction intermediation business, for which the Company recognizes revenue. The intermediation business generates revenues through MDR and the sale of POS devices, which are classified as operational. All transactions intermediated by PagSeguro Brazil generate MDR. The “early payment of receivables” service, however, is an option that only applies to merchant clients who accept credit cards and offer their consumers the installment option. This optional service is ancillary to and separate from the intermediation transaction, in that it depends on the existence of the original acquiring transaction. In other words, merchants cannot receive the “early payment of receivables” service in the absence of a core intermediation transaction.

Jan Woo

United States Securities and Exchange Commission

The Company also clarifies that the “early payment of receivables” service is different from the “payment date election” service described on page 124 of the Revised Registration Statement. The “payment date election” service covers the settlement period within the current payment cycle. In Brazil, amounts due within the current payment cycle for credit card transactions are normally settled 30 days after the consumer transaction. Through the “payment date election” service, PagSeguro Brazil offers to settle with merchants on the first or 14th business day following the consumer transaction, i.e., 29 or 16 days earlier than the regular settlement date. The remuneration for this current cycle service is included in the merchant’s MDR charge and recognized by PagSeguro Brazil as revenues. The “early payment of receivables” service is different from this “payment date election” service, however, in that it provides merchants with up-front lump sum payment of amounts that will only be charged to the credit card in future monthly payment cycles (but for which PagSeguro Brazil already has a payable due to the merchant, and a receivable owed by the card issuer).

To assist in understanding that “early payment of receivables” correctly represents financial income, the Company further clarifies that it incurs related financial expenses in order to fund this financing activity. As disclosed on page 80 of the Revised Registration Statement, PagSeguro Brazil has funded this service principally by obtaining early payment of note receivables due to it from card issuers and acquirers. There is no comparable financial expense relating to the core intermediation business.

In addition, as disclosed on pages 155-156 of the Revised Registration Statement, the Company clarifies that PagSeguro Brazil is not a financial institution. Its core business, i.e., the business that PagSeguro Brazil operates within the scope of the applicable Brazilian Central Bank regulations, is the provision of transaction intermediation, acting as a payment institution rather than a financial institution. Payment institutions may offer merchants the “early payment of receivables” service as an ancillary financing service for an additional fee. Like the other acquiring processors in Brazil that operate within the same regulatory framework, PagSeguro Brazil therefore provides this service on a basis that is additional to and separate from its core intermediation business. Acquiring processors in Brazil are not financial institutions, and this ancillary financing service is not part of their core business.

For the reasons described above, therefore, the Company considers that its “early payment of receivables” service is not part of its ordinary activities (intermediation of payment transactions), and is indeed akin to a financing activity. Accordingly, the Company’s income from early payment is not considered “revenue” under paragraph 7 of IAS 18, but is instead similar to an early extinguishment of a liability under IAS 39.

Jan Woo

United States Securities and Exchange Commission

The Company also respectfully notes that the other major acquiring processors operating in the Brazilian payments market also classify the “early payment of receivables” service as financial income, including the two incumbent providers Cielo S.A., which is listed on BM&FBovespa and publishes its financial statements1 in English on its website, and Redecard S.A., which publishes its financial statements2 (in Portuguese only) in the Brazilian Official Business Journal (Diário Oficial Empresarial). The same accounting practice is also followed by Stone Pagamentos S.A., which publishes its financial statements3 (in Portuguese only) in the Diário Oficial Empresarial; Banrisul Cartões S.A. (known as “Vero”), which publishes its financial statements4 (in Portuguese only) in the Diário Oficial Empresarial; and Global Payments – Serviços de Pagamentos S.A., the Brazilian subsidiary of Global Payments Inc. (listed on the New York Stock Exchange), which subsidiary publishes its Brazilian financial statements5 (in Portuguese only) in the Diário Oficial Empresarial. According to a report published by CardMonitor in September 2017, Cielo, Redecard, Stone Pagamentos, Vero and Global Payments – Serviços de Pagamentos together accounted for 83.2% of the Brazilian acquiring market in the second quarter of 2017.

Statements of Cash Flows, page F-36

4.	Your responses to prior comments 21 and 22 and your notes to the consolidated financial statements appear to indicate that you record notes receivable and payables to third parties net of transaction fees and expenses on your balance sheet. Clarify if you are reflecting changes in notes receivable and payables to third parties on a gross basis in your cash flow statement and, if so, why. Further, clarify why you do not separately present income received and expenses paid relating to your early payment transactions in your cash flow statement in accordance with IAS 7, as you reflect these transactions as financial income and expenses in your income statement. Please also consider revising the caption “Expenses (revenues) not affecting cash” to “Adjustments to reconcile profit before income taxes to net cash provided by operating activities.” Otherwise, explain how financial result from early payment, net does not affect cash. Lastly, we note that you have separately presented interest income received. Clarify why there is no adjustment to deduct interest income from profit before income taxes.

[1]	Audited by KPMG and prepared in accordance with IFRS.
[2]	Audited by PwC and prepared in accordance with Brazilian GAAP, which is consistent with IFRS.
[3]	Audited by KPMG and prepared in accordance with Brazilian GAAP, which is consistent with IFRS.
[4]	Audited by KPMG and prepared in accordance with Brazilian GAAP, which is consistent with IFRS.
[5]	Audited by KPMG and prepared in accordance with Brazilian GAAP, which is consistent with IFRS.

Jan Woo

United States Securities and Exchange Commission

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and respectfully clarifies that in its cash flow statement, changes in notes receivable and payables to third parties are presented net of transaction costs and transaction fees, respectively. In order to clarify this point, the Company has prepared the following additional disclosure in the discussion of its cash flows for the nine months ended September 30, 2017 and 2016, included on page 103 of the Revised Registration Statement:

“Our Note receivables item, which is presented net of transaction costs, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$2,980.8 million at September 30, 2017 versus R$1,715.5 million at year-end 2016) excluding non-cash transactions and interest income received in cash. This item represented negative cash flow of R$1,526.3 million in the nine months ended September 30, 2017.

Our Payables to third parties item, which is presented net of revenue from transaction activities, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$2,261.5 million at September 30, 2017 versus R$1,304.0 million at year-end 2016) excluding non-cash transactions related to the early payment of payables to third parties. This item represented positive cash flow of R$1,374.4 million in the nine months ended September 30, 2017.”

The Company has also made corresponding changes on pages 105, 107, 108 and 109 of the Revised Registration Statement in order to provide the same clarification for each of the periods presented.

Regarding the presentation of income received and expenses paid relating to early payment transactions in the cash flow statement, the Company respectfully clarifies that the income from the “early payment of receivables service” that it offers to merchants, as well as its expenses related to obtaining early payment of the note receivables owed to it by card issuers, are both non-cash items. As such, they are disclosed in the cash flow statement as Expenses (revenues) not affecting cash, within the “Financial result from early payment, net” line item.

As further clarification of the non-cash nature of these revenues and expenses, the Company respectfully informs the Staff that PagSeguro Brazil reduces the original amount of payables due to its merchant clients by the amount it recognizes as financial income related to the “early payment of receivables” service. Accordingly, these income amounts represent non-cash financial income as they are withheld from the amount payable to the merchant, instead of received in cash. Similarly, PagSeguro Brazil recognizes financial expenses when it elects to receive early payment of the note receivables owed to it by card issuers. The cash amount that PagSeguro Brazil receives under these note receivables consists of the original cash receivable, which is composed of the original note receivable amount reduced by the respective interchange fee charged by the financial institution, less the finance charge withheld by the card issuer for the early payment of the note receivable. This finance charge is recognized by PagSeguro Brazil as a non-cash financial expense and is presented in the cash flow statement within the “Financial result from early payment, net” line item, as explained above.

Jan Woo

United States Securities and Exchange Commission

As a result, the Company respectfully does not believe it is necessary to revise the caption “Expenses (revenues) not affecting cash”.

The Company has also revised the first instance of its discussion of cash flows in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil” in order to clarify this point. The following paragraph under “Cash Flows in the Nine Months Ended September 30, 2017” on page 103 of the Revised Registration Statement has been revised as follows:

“The adjustments for revenues and expenses recorded in our statement of income in the nine months ended September 30, 2017 but which did not affect our cash flows totaled the negative amount of R$273.5 million, principally due to the non-cash amount of R$348.1 million in Financial result from early payments, net. This item represents the income from the early payment of receivables to our merchant clients (which are accounted for as Payables to third parties on PagSeguro Brazil’s balance sheet) and the financial expense related to early receipt of our note receivables that we obtain from card issuers. The financial income we receive from providing this early payment service is a non-cash item as it is withheld from the amount payable to the merchant, instead of received in cash. Similarly, we recognize financial expenses when we elect to receive early payment of the note receivables owed to us by card issuers. The cash amount that we receive under these note receivables consists of the original cash receivable, which is composed of the original note receivable amount reduced by the respective interchange fee charged by the financial institution, less the finance charge withheld by the card issuer for the early payment, and we recognize this finance charge as a non-cash financial expense. We also recorded an increase of R$35.4 million of Chargebacks and R$36.2 million of Depreciation and amortization in our statement of income, which are detailed in Note 21 to the unaudited condensed consolidated interim financial statements of PagSeguro Brazil. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.”

Regarding why there is no adjustment to deduct interest income from profit before income taxes, the Company respectfully clarifies that PagSeguro Brazil records the net present value of the note receivable when the debit or credit card transaction is consummated, as discussed in the Company’s response to the Staff’s prior comment 22. PagSeguro Brazil then accretes interest income over the term of the note, using the appropriate interest rate. The cash received upon payment of the note receivable consists of both the original balance recorded and the accreted interest. Interest income received reflects cash transactions that were deducted from the changes in Note receivables and is presented in a separate line item in the cash flow statement. Only non-cash transactions are disclosed as adjustments to Profit before income taxes. As a result, there is no adjustment to deduct interest income from Profit before income taxes.

Jan Woo

United States Securities and Exchange Commission

Notes to the consolidated financial statements at December 31, 2016

2.13. Revenue recognition, page F-45

5.	Your response to prior comment 28 states that returns of POS devices are accounted for as deductions from revenue from sales at the time such equipment is returned. You further state that the volume of cancellations of POS device orders has not been material to date. Clarify why you do not record a provision for sales returns. That is, clarify if you have determined that the dollar amount of such provisions would not be material to your financial position or results of operations for any periods presented. Please revise your accounting policies to describe your accounting for such refunds.

Response to Staff Comment #5:

The Company acknowledges the Staff’s comment and respectfully clarifies that under Brazilian consumer law, clients have seven days after ordering POS devices in which to cancel the purchase. The volume of returns of POS devices represented only 3% of PagSeguro Brazil’s Gross revenue from sales in 2016. For example, the total volume of POS devices that were sold in late December 2016 and returned during the first seven days of January 2017, which therefore would have been the subject of any provision created at December 31, 2016, amounted to only R$141,000, representing 0.44% of PagSeguro Brazil’s Gross revenue from sales for the year. The respective volumes of returns in prior periods have been considerably lower than this proportion of Gross revenue from sales. The Company has therefore determined that the monetary amount of any such provision would not be material to its financial position or results of operations for any periods presented.

In response to the Staff’s comment, the Company has revised Note 2.13 to its audited financial statements for the three years ended December 31, 2016, 2015 and 2014 as follows, in order to describe the accounting policy for POS device returns:

“Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) in which to cancel the purchase. Returns of devices are accounted for as Deductions from revenue from sales at the time the equipment is returned.”

6.	We note your response to prior comment 32. Please clarify the following:

•	How you have primary responsibility for providing the goods or services or fulfilling the order. As part of your response, clarify whether you are contractually liable for the settlement of the underlying transactions with customers, and if your customers have recourse to you in the event of failed settlements. Clarify the party that customers contact to resolve processing and settlement issues or other complaints.

Jan Woo

United States Securities and Exchange Commission

•	How you considered paragraph 21(d) of the illustrative examples to IAS 18 with respect to the entity that bears the customer’s credit risk for the amount receivable from the customer.

•	We note your disclosure on page 81 that card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards and credit card schemes have the right to pass any increases in interchange fees on to you as well as increase their own fees for processing. Clarify whether you have the right to pass through any increases in these fees to your customers and how you took this into consideration in determining whether the amount you earn is a fixed fee per transaction or whether you bear the risk of a variable margin.

Please also revise your disclosures to describe the factors you took into consideration in determining that you are the principal in these transactions.

Response to Staff Comment #6:

The Company acknowledges the Staff’s comment and respectfully informs the Staff as follows:

•	Regarding the primary responsibility for providing the goods or services or fulfilling the order, the Company respectfully informs the Staff that the merchant, not the consumer, is PagSeguro Brazil’s customer. PagSeguro Brazil acts only as provider of the payment service and as acquiring processor. As provider of the payment service, PagSeguro Brazil facilitates the payment transaction on behalf of the merchant; while as acquiring processor, PagSeguro Brazil provides the back-end technology that facilitates the flow of payment information through the card scheme to the card issuer. Since the consumer is not PagSeguro Brazil’s customer, PagSeguro Brazil is not contractually liable under the merchant-consumer transaction for providing the goods or services or fulfilling the consumer order. For claims relating to the underlying transaction, the consumer may contact the merchant or, depending on the card agreement, the card issuer. PagSeguro Brazil could be liable to its merchant client, however, if it failed to provide the financial payment and settlement services specified in its contract with the merchant.

Jan Woo

United States Securities and Exchange Commission

•	The Company has considered paragraph 21(d) of the illustrative examples to IAS 18 and respectfully informs the Staff that it is not the entity that bears the credit risk for the amount receivable from the consumer because it is not the legal obligor or principal of the merchant-consumer transaction. The credit risk for the amount receivable from the consumer is borne by the card issuer. PagSeguro Brazil’s own receivables are owed to it principally by card issuers, who are mainly owned by large financial institutions in Brazil that have low level risk based on the ratings assigned to them by major credit rating agencies. For more information regarding how PagSeguro Brazil assesses card issuers’ risk levels, see Note 24(iv) to PagSeguro Brazil’s audited financial statements.

•	Regarding the Company’s right to pass through any increases or decreases in interchange and processing fees to its clients, the Company respectfully informs the Staff that PagSeguro Brazil’s standard contract with its merchant clients states that it is entitled to adjust rates and tariffs at its discretion by notice to the merchant. PagSeguro Brazil therefore has price discretion in its contracts with its merchant clients. The Company’s ability to vary its pricing remains subject to a variety of factors, however, including competition from other payment providers, market conditions, and in certain cases direct price negotiations with the merchant. As a result, the Company may not necessarily pass through all interchange and processing fees to its merchant clients, and it therefore bears the risk of a variable margin.

The Company has revised the disclosure on pages 81 and 134 in the Revised Registration Statement, as described below, in order to describe the factors it took into consideration in determining that it is the principal in the intermediation transaction only, and not the principal in the underlying merchant-consumer transaction, and that it bears the risk of a variable margin in its contracts with its merchant clients.

The Company has revised the following paragraph under the caption “Interchange fees” on page 81 of the Revised Registration Statement as follows:

“We rely on card issuers and card schemes to process our transactions, and we are required to pay fees for this service. In addition, although we are accredited as an acquirer, we also use third-party acquirers. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card schemes have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. Although our standard contract with our merchant clients allows us to adjust our rates and tariffs at our discretion by notice to the merchant, our ability to vary our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions, and in certain cases direct price negotiations with the merchant. As a result, we may not necessarily be able to pass through all interchange and processing fees to our merchant clients, and increases in these fees may therefore increase our operating costs and reduce our profit margins.”

Jan Woo

United States Securities and Exchange Commission

The Company has added the following paragraph under the caption “Our Customers” on page 134 of the Revised Registration Statement:

“Since we only provide the payment service and the acquiring service, the consumer in the underlying commercial transaction is not our client, and we are not responsible for providing the goods or services or fulfilling the consumer order. As provider of the payment service, we facilitate the payment transaction on behalf of the merchant; while as acquirer, we enable merchants to accept payment cards by completing the processing of the payment transaction.”

21. Expenses by nature, page F-66

7.	We note your revised disclosure no longer incudes separate line items for transaction costs and card reader costs and these costs are now combined into one line item described as transaction costs. Clarify why you do not present these expenses separately when they are different in nature, and how your presentation complies with paragraph 102 of IAS 1. Further, clarify why you do not present and discuss cost of sales and gross margin separately for transaction activities and sales in your results of operations discussions within MD&A. In this regard, both revenue streams represent a material amount of your net revenues and appear to generate significantly different margins.

Response to Staff Comment #7:

The Company acknowledges the Staff’s comment. Although the Company’s management does not analyze the margins on its provision of POS devices separately from the margins generated through payment processing, but instead considers the margins generated by the totality of the end-to-end intermediation services it provides to merchants, all of which form part of an overall package, the Company has addressed the Staff’s comment by revising Note 21 to its audited financial statements for the three years ended December 31, 2016, 2015 and 2014 in order to present “transaction costs” and “cost of goods sold” separately (the latter item having been renamed from “card reader costs”).

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Jan Woo

United States Securities and Exchange Commission

We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 (11) 3702-2220.

Accounting questions may be directed to Eduardo Alcaro, the Company’s chief financial officer, at +55 (11) 3038-8127. The review partner for this submission at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Marcos Carvalho, who can be reached at +55 (11) 3674-2000.

We would be grateful if the Staff could acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who will be waiting.

Very truly yours,

/s/ Robert M. Ellison
Robert M. Ellison

cc:	Eduardo Alcaro – Chief Financial and Investor Relations Officer and Chief

Accounting Officer, PagSeguro Digital Ltd.

Maria Judith de Brito – Director, PagSeguro Digital Ltd.

Manuel Garciadiaz – Davis Polk & Wardwell LLP, São Paulo